

OFFERING MEMORANDUM

facilitated by



Cozzi Family Farm Market

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Cozzi Family Farm Market
State of Organization	MA
Date of Formation	03/28/2022
Entity Type	Corporation
Street Address	24 Penzance Rd, Rockport MA, 01966
Website Address	www.cozzifamilyfarm.shop

(B) Directors and Officers of the Company

Key Person	Alicia Micozzi
Position with the Company Title First Year	Owner 2022
Other business experience (last three years)	M.S., Environmental Science in Conservation Biology & Natural Resources Management, and Environmental Law & Policy: Green Mountain College, Poultney VT, & Oregon State University, Corvallis, Oregon B.A., Anthropology with focus in Environmental Anthropology, Indigenous Peoples and Medical Anthropology: American University, Washington DC. Employment: o Cozzi Family Farm Farmer's Market 2020-2022 o Maryland Department of Natural Resources, Fishing and Boating Services, Regulatory and Policy Administrator 1 2018-2019

o Maryland Department of Natural Resources, Natural Resources Police,

Reserve Police Officer, 2015- current (on a leave of absence due to relocation)

o Howard County, Maryland, Parks and Recreation, Park Ranger, 2015

o Forensic Medicine, Pathology and Toxicology, private medical practice,

forensic analyst, 2013-2017

o University of Maryland Medical Center, Baltimore MD, Joint Commission

Preparatory and Safety Inspection Team, 2014

o Noah's Ark Sanctuary, Locust Grove, GA, Biologist and Animal Keeper, 2013-

current (Volunteer, time available, with large mammal species, nutrition,

medication, and habitat/enclosure design and enrichment)

o Nordstrom, sales Designer handbags, Peabody MA & Bethesda, MD 2012-2013

o Saks Fifth Avenue, personal shopper and sales, Chevy Chase, MD 2009-2011

o Cosi Sandwich bar, hostess, barista, bartender and server, Bethesda, MD 2005-2008

o Firewoman and the Bear, sales, Rockport MA 2002-2005

Current certifications:

• Pro-boarded: Firefighter 1, Hazmat Operations, Hazmat Awareness

• Massachusetts: EMT-B and National Wilderness EMT

• National: Advanced Cardiac Life Support

• National: Advanced Cardiopulmonary Resuscitation

• National: Geriatric Emergency Medical Services

• National: ATV/UTV operations

• Commonwealth of Virginia: Emergency Vehicle Operations

• Boater Safety Operation

• National: OC Spray certification

• FEMA: IS-00003 Radiological Emergency Management

• FEMA: 00100.b Introduction to Incident Command System (ICS-100)

• FEMA: IS-00200.b Single Resources and Initial Action Incident (ICS-200)

• FEMA: IS-00700.a National Incident Management System (NIMS)

• FEMA: IS-00.800.b National Response Framework

Experience and Training:

• Adoption and implementation of statewide fisheries regulations and policy

• Administration of statewide fisheries penalty data.

• Communication with local, state and Federal fisheries groups, such as NOAA, Department of Natural Resources, Fish and Wildlife.

• Communication/compliance with state, local and federal law/policy and law enforcement regulations

• Administration of multiple statewide fisheries penalty data programs

• Development of regulations for all species residing in Maryland waters.

• Coordination of the fisheries license penalty system.

• Education, public relations, publication of research data and magazine.

• Enforcement of fisheries regulations, policies and laws

• Research and preparation of legal memoranda

• Biological knowledge of finfish, oysters, crabs, clams, and other aquatic and land-based animal species, and their habitats

• Training in catching, rescuing, transporting, and triaging injured wildlife

• Police patrol in a variety of vessels to include Zodiac, SeaArk, Whalers, Everglades and police vehicles, ATV and UTV , as well as foot patrol

• Conservation enforcement

• Issuing written warnings and citations, and verbal warnings and education

• Ability to safely attach and use a variety of boat and other types of trailers

• Training in water rescue, safety and weather related knowledge

• Holding group training courses on wildlife management

• Development of Junior Ranger Program for instruction of children

• Teaching a variety of courses on natural resources topics such as fisheries management, trout programs, ground water pollution, reptiles and mammals, boater safety, vessel check and operation, teaching EMS to Park Rangers, as well as training NRP officers in EMS techniques.

• Collection of biological and organic materials

• Habitat and bioregion research and long term data study

• Soil sampling

• Collection, cataloguing, and database management of samples of various biological tissues from a variety of species for different purposes, such as breeding, DNA sequencing, disease control, conservation

• Billing

• Medical and other complex software such as MedArks, Arks, Statewide

penalties software, Osiris and other scientific data software

Smithsonian Institution National Zoo, Conservation Biology Institute, 2005-

2010

Publications:

• Franklin Business & Law Journal. 2012, Vol. 2012 Issue 4, p148-157. 10p.

Constructing a National Identity in Post-Saddam Hussein Iraq: The Case of

Iraq's Kurdish Community.

• Micozzi, Alicia M., The Top of the Food Chain (Bear Diet), Agora Publications,

Baltimore MD June 2012

• Micozzi, Alicia M. Sorcery and Malign Magic in Africa, in Fundamentals of

Complementary and Integrative Medicine, 5th Edition, New York and London,

Elsevier Health Sciences, 2014

• Illustrator: medicinal plants in Micozzi, Marc S. Complimentary and

Alternative Medicine in Cancer, New York: Churchill Livingstone Publishers,

2007 and in Weintraub, MI Mamtami, R. Micozzi, MS Complementary and

Alternative Medicine in Pain Management, New York: Springer Publishers,

2008 and in Pribitkin ED, Micozzi, MS, Dermal Complications of Herbs and

Dietary Supplements, SkinMed: Dermatology for the Clinician, 2010

• "Birds of America" llustration display at Children's Hospital, Washington DC,

and art programs across DC and Prince Georges County schools

Portfolio (Google Docs):

https://docs.google.com/document/d/1La6pwD6qx39O9Wh8V8yt6Qz8biqUWWnALo-

3_Kgv6k/edit

News Coverage, Bus Accident: https://pix11.com/2018/08/12/first-responderdescribes-

what-she-saw-as-she-rushed-to-help-passengers-of-overturned-bus/

Current certifications:

• Pro-boarded: Firefighter 1, Hazmat Operations, Hazmat Awareness

• Massachusetts: EMT-B and National Wilderness EMT

- National: Advanced Cardiac Life Support

- National: Advanced Cardiopulmonary Resuscitation

- National: Geriatric Emergency Medical Services

- National: ATV/UTV operations

- Commonwealth of Virginia: Emergency Vehicle Operations

- Boater Safety Operation

- National: OC Spray certification

- FEMA: IS-00003 Radiological Emergency Management

- FEMA: 00100.b Introduction to Incident Command System (ICS-100)

- FEMA: IS-00200.b Single Resources and Initial Action Incident (ICS-200)

- FEMA: IS-00700.a National Incident Management System (NIMS)

- FEMA: IS-00.800.b National Response Framework

Experience and Training:

- Adoption and implementation of statewide fisheries regulations and policy

- Administration of statewide fisheries penalty data.

- Communication with local, state and Federal fisheries groups, such as NOAA,

Department of Natural Resources, Fish and Wildlife.

- Communication/compliance with state, local and federal law/policy and law

enforcement regulations

- Administration of multiple statewide fisheries penalty data programs

- Development of regulations for all species residing in Maryland waters.

- Coordination of the fisheries license penalty system.

- Education, public relations, publication of research data and magazine.

- Enforcement of fisheries regulations, policies and laws

- Research and preparation of legal memoranda

- Biological knowledge of finfish, oysters, crabs, clams, and other aquatic and

land-based animal species, and their habitats

- Training in catching, rescuing, transporting, and triaging injured wildlife

- Police patrol in a variety of vessels to include Zodiac, SeaArk, Whalers,

Everglades and police vehicles, ATV and UTV , as well as foot patrol

- Conservation enforcement

6

- Issuing written warnings and citations, and verbal warnings and education

- Ability to safely attach and use a variety of boat and other types of trailers

- Training in water rescue, safety and weather related knowledge

- Holding group training courses on wildlife management

- Development of Junior Ranger Program for instruction of children

- Teaching a variety of courses on natural resources topics such as fisheries management, trout programs, ground water pollution, reptiles and mammals, boater safety, vessel check and operation, teaching EMS to Park Rangers, as well as training NRP officers in EMS techniques.

- Collection of biological and organic materials

- Habitat and bioregion research and long term data study

- Soil sampling

- Collection, cataloguing, and database management of samples of various biological tissues from a variety of species for different purposes, such as breeding, DNA sequencing, disease control, conservation

- Billing

- Medical and other complex software such as MedArks, Arks, Statewide penalties software, Osiris and other scientific data software

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Alicia Micozzi	100%

(D) The Company's Business and Business Plan

The Team

Alicia Micozzi, Founder

Alicia has 10+ years of retail experience, 20 years in wellness, and 2 years of building this business. One of my first jobs, was in retail. I spent many years, working in different areas. I have a solid background in health and medicine, with a masters degree in Biology. During my bachelors degree studies, I focused on paleo-anthropology which involved a lot of research into health and nutrition.

I am also a Firefighter/EMT. My articles on diet and wellness, as well as indigenous health have been published. I ended up going back to my retail roots, during the pandemic. A need for locally available, fresh food and body products became deeply apparent. The town where I was renting land for my chickens, is legally a food desert. I went from a managing a farmer's market in MD to moving back to MA to open my own brick and mortar in downtown Rockport.

Our Mission

The goal of Cozzi Family Farm is to bring together as many artisans, crafters, bakers, and people who make wonderful handmade items, as possible. We want to showcase amazing (often hidden) talent. We want to help people have nearby access to shopping, and support our local economy here in Rockport, MA. There are benefits in multiple directions, from encouraging local residents to visit the agricultural reserve, to openly supporting and recommending local businesses, to encouraging visitors from out of town, as well as supporting local business people.

Our Rockport Location

We will be serving our community with locally & ethically sourced, natural, healthy, organic, and environmentally friendly home decor, baked goods, clothing items, fresh produce, table crops and started seedlings

- Our existing clientele from farmers markets will likely be our first customers
- Located in Rockport, a beautiful coastal town with both locally-conscious residents and tourists
- Layout allows us to offer a variety of items

Our Story

My business was born out of a desperate need to bring food and art to a small community in Maryland. My business grew from a self-started farmers market to fulfilling my dream of a brick and mortar back home in Massachusetts.

- Maintains a 5 star rating
- Awarded by the town where my farmer's market began
- Local client base, including future tourism
- 2 years of success marketing and selling my goods
- 10 years of retail experience
- Providing much needed, high quality, trustworthy organic, GF foods
- Vegan friendly

Intended Use of Funds

I will be utilizing the capital I raise, in order to wholesale buy items from other small woman-run businesses and for necessary refrigeration coolers.

- I will be able to keep and sell perishable items with my pastry case/coolers
- Supporting other small businesses is a huge selling point for customers
- Everything is handmade and local, which are also huge selling points
- My background and expertise have helped me reach all of my goals so far.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$20,000
Offering Deadline	July 15, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$30,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Tablet	$1,600	$2,400
Pastry case	$2,500	$3,750
POS system	$1,000	$1,500
Beverage cooler	$1,000	$1,500
Security cameras	$520	$780
Bulk organic wax	$1,000	$1,500
Bulk organic oil	$1,000	$1,500
Bulk recycled jars	$600	$900
Wood	$1,000	$1,500
Insurance (to start)	$1,200	$1,800
Bulk eco resin	$1,000	$1,500
bulk eco glitter	$1,000	$1,500
bulk air plants	$2,000	$3,000
bulk plants	$1,200	$1,800
bulk crystals	$380	$570
bulk organic seeds and potting material	$1,000	$1,500
upgrade electic	$800	$1,200
Mainvest Compensation	$1,200	$1,800
TOTAL	$20,000	$30,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	5.0 - 7.5%[2]
Payment Deadline	2027-06-30
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.8 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	2.48%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 5.0% and a maximum rate of 7.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$20,000	5.0%
$22,500	5.6%
$25,000	6.2%
$27,500	6.9%
$30,000	7.5%

[3] To reward early participation, the investors who contribute the first $8,500.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $8,500.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Common Stocks
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	These Securities have Voting Rights
How these securities differ from the revenue sharing notes being offered to investors	Common Stocks are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Alicia Micozzi	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Cozzi Family Farm's fundraising.

However, Cozzi Family Farm may require additional funds from alternate sources at a later date. I single handedly started and ran the first of its kind farmer's markets. I was netting about $55 an hour, I only worked weekends from 9-2. I continued to make some money, during the week with limited deliveries and Thursday bakery boxes. I had a newborn at the time, and was recovering from a cesarean, so I was not "doing" as much as I could have done. Based on that hourly, with increased prices per item, plus more offerings, a brick and mortar store, more (daily) food, art, plants, crops, and visibility along with my online store, I project at least $30,000 my first full month. That is $30k including the cost of goods and services for me to make everything. Because everything is either made here, in house, or sourced from other small businesses, my operating costs aside from rent and a few pieces of equipment won't be really high. It's about $1.50 for an organic bar of soap, versus the $7 (higher prices coming soon) each bar is listed for. We use a lot of donated upcycled/recycled items, source free items from market place and free cycle groups, etc. I use Costco for bulk baking supplies too.

My food items are very popular, as are my art and organic crops.

I am also renting out shelf space to local artists.

Since I'm a self-run machine, I haven't accrued any debts, and utilized my own savings to get the wholesale items for my farmers market, luckily I'm coming into the business with inventory I have been making for months, and supplies I already have, as well as displays.

I won an award from the town, as I truly was the first ever and most successful longest running farmers market they had ever seen. Many people tried and failed. I did not fail. I started with 3 vendors, I ended with over 30. I passed the torch when I relocated to MA, as it was too difficult to run the market remotely and I wanted to focus on trying to open a brick and mortar. The only financial limitation I had, was my limited hours and no brick and mortar.

I worked in retail for decades. I have a knack for it. It's possible I'll get a small Investment of a few thousand dollars to get my foot in the door, while I wait to see if any of my investors are interested. I would also love to offer you small gift baskets including samples of our food and body products.

Historical milestones

Cozzi Family Farm has been operating since April 2020] and has since achieved the following milestones:

- Opened location in Poolesville, MD]

- Achieved revenue of about $11,000 operating for 10 hours a weekend, from April-November which then grew to about $16,000

- Had Cost of Goods Sold (COGS) of [$1.50) per bar of soap that sells for $7 (increasing prices) which represented gross profit margin of [X%] in [Year]. COGS were then [$Y] the following year, which implied gross profit margin of [Y%].

- Achieved profit of [$X] in [Year], which then grew to [$Y] in [Year].

Historical financial performance is not necessarily predictive of future performance.

No operating history

Cozzi Family Farm was established in [April 2020 as a completely different business model.] . Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

It was mostly a cash farmers market, but the success is evident. I maintain a 5 star rating.

I make small sales here and there, monthly, but I'm focused on inventory building for my brick and mortar.

I still have

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its -year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$105,000	$115,500	$123,585	$129,764	$133,656
Cost of Goods Sold					
Gross Profit	$105,000	$115,500	$123,585	$129,764	$133,656
EXPENSES					
Rent	$10,400	$10,660	$10,926	$11,199	$11,478
Utilities	$0	$0	$0	$0	$0
Salaries	$0	$0	$0	$0	$0
Insurance	$1,500	$1,537	$1,575	$1,614	$1,654
Equipment Lease	$1,000	$1,025	$1,050	$1,076	$1,102
Repairs & Maintenance	$0	$0	$0	$0	$0
Legal & Professional Fees	$1,000	$1,025	$1,050	$1,076	$1,102
Operating Profit	$91,100	$101,253	$108,984	$114,799	$118,320

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V